Exhibit 99.1

NEWS RELEASE

YAMANA GOLD REPORTS FOURTH QUARTER AND FULL YEAR 2010 RESULTS

RECORD REVENUE, RECORD EARNINGS, RECORD CASH FLOW & RECORD PRODUCTION

TORONTO, ONTARIO, February 23, 2011 ─ YAMANA GOLD INC. (TSX:YRI; NYSE:AUY; LSE:YAU) today announced its financial and operating results for the fourth quarter and year ended December 31, 2010.  All dollar amounts are expressed in United States dollars unless otherwise specified.

HIGHLIGHTS FOR THE FOURTH QUARTER 2010

•	Record revenues of $535 million, more than 34% higher than the same quarter in 2009
•	Net earnings of $160 million or $0.22 per share, more than 340% higher than the same quarter in 2009
•	Record Adjusted Earnings of $173 million or $0.23 per share(1), an increase of more than 70% from the same quarter in 2009
•	Record fourth quarter operating cash flow of $265 million, $0.36 per share,(1) an increase of 71%
•	Production of 286,682 gold equivalent ounces (GEO)(1)(2) in the fourth quarter at cash costs of negative $34 per GEO, which included record production at El Peñón of 113,800 GEO

HIGHLIGHTS FOR THE FULL YEAR 2010

•	Record full year revenues of $1.7 billion, an increase of 43% over 2009
•	Record net earnings of $451 million or $0.61 per share, an increase of more than 130% from 2009
•	Record Adjusted Earnings of $451 million or $0.61 per share, 30% higher than 2009
•	Record full year operating cash flow of $747 million, or $1.01 per share, representing an increase of 51%
•	Record production from continuing operations for the year of 1,047,191 GEO at cash costs of $50 per GEO
•	Positive construction decisions made on three projects during 2010; Ernesto/Pau-a-Pique, QDD Lower West at Gualcamayo and Pilar. These projects are on track for production start-up in 2012/2013
•	Cash and cash equivalents of $330 million at December 31, 2010, an increase of $160 million from 2009
•	Debt decreased in 2010 by $45 million

“Our objective in 2010 was to create predictable and reliable operations while remaining committed to our core philosophies of sustainable production, operating in stable jurisdictions, growth and continued cost containment,” said Yamana’s Chairman and Chief Executive Officer, Peter Marrone. “We have achieved these objectives in 2010. This was an exceptional year for Yamana. In addition to achieving record revenues, record earnings and record cash flow, we made construction decisions on three new development projects which will add to production  starting in 2012.  We will increase production by over 60% in the next four years, continuing to deliver.”

1
Cash costs per GEO, adjusted earnings, adjusted earnings per share, cash flows and cash flows per share, which refers here to cash flows from operations before changes in non-cash working capital and, cash flows from operations before changes in working capital per share, and gross margin are non-GAAP measures.  Reconciliations of non-GAAP measures are located on pages 7 to 14 of this press release.  Cash costs are shown on a by-product basis including Alumbrera unless otherwise noted.

2.	Silver production is reported as a gold equivalent at a ratio of 55:1.

FINANCIAL AND OPERATING HIGHLIGHTS:

	Three months ended December 31,		Year ended December 31,
	2010	2009	2010	2009
Total GEO production	286,682	289,456	1,047,191	1,025,677
Gold production	243,407	238,438	864,768	835,265
Silver production (in millions of ounces)	2.4	2.8	10.0	10.5
Copper production - (in millions of pounds)	39.9	37.0	149.4	144.0

FINANCE (in millions of US dollars except for per share, per GEO and per pound amounts)
Revenues	$535.1	$399.8	$1,686.8	$1,183.3
Mine Operating Earnings	$271.3	$184.3	$747.9	$467.5
Net earnings	$160.4	$36.2	$451.4	$192.6
Adjusted Earnings(1)	$173.3	$100.9	$451.2	$346.1
Cash flows from operating activities	$236.9	$211.2	$613.1	$528.0
Cash flows from operating activities(before changes in non-cash working capital items)	$265.5	$155.2	$746.7	$495.6
Co-product cash costs per pound of copper (excluding Alumbrera)	$1.20	$1.05	$1.17	$0.99
By-product cash costs per GEO(1)	$(34)	$38	$50	$123
Cash and cash equivalents	$330.5	$170.0	$330.5	$170.0
Total Debt	$486.6	$529.5	$486.6	$529.5

PER SHARE DATA
Basic earnings per share	$0.22	$0.05	$0.61	$0.26
Adjusted Earnings per share	$0.23	$0.14	$0.61	$0.47
Cash flow per share (before changes in non-cash working capital items)	$0.36	$0.21	$1.01	$0.68

FINANCIAL AND OPERATING SUMMARY

Revenues for the three-month period ended December 31, 2010 were $535 million, an increase of 34% from the fourth quarter of 2009, and for the year were $1.7 billion, representing a 43% increase from the previous year.

1
Cash costs per GEO, adjusted earnings, adjusted earnings per share, cash flows and cash flows per share, which refers here to cash flows from operations before changes in non-cash working capital and, cash flows from operations before changes in working capital per share, and gross margin are non-GAAP measures.  Reconciliations of non-GAAP measures are located on pages 7 to 14 of this press release.  Cash costs are shown on a by-product basis including Alumbrera unless otherwise noted.

2.	Silver production is reported as a gold equivalent at a ratio of 55:1.

Mine operating earnings for the three-month period ended December 31, 2010 were $271 million, an increase of 47% versus the comparable quarter in 2009, and for the year were $748 million, representing an increase of approximately 60% over 2009.

Adjusted Earnings for the three-month period ended December 31, 2010 were $173 million or $0.23 per share, an increase of more than 70% from the same quarter of 2009.  Adjusted Earnings for the year were $451 million, or $0.61 per share, representing a 30% increase from the previous year. Net earnings for the three-month period ended December 31, 2010 were $160 million, or $0.22 per share, and record net earnings for the year were $451 million or $0.61 per share, representing increases of over 340% and 134% respectively.

Cash flows from continuing operations after changes in non-cash working capital items for the three-month period ended December 31, 2010 were $237 million, an increase of 12% from the previous year and for the full year were $613 million, representing a 16% increase from the previous year. Cash flows from continuing operations before changes in non-cash working capital items for the three-month period ended December 31, 2010 were $265.5 million or $0.36 per share and for the year were $747 million or $1.01 per share, representing a 71% and 51% increase from the previous year respectively.

Cash and cash equivalents as at December 31, 2010 were $330 million.

Production from continuing operations was 286,682 GEO for the quarter, including the Company’s proportionate interest in production from the Alumbrera Mine of 14,061 gold ounces, compared with production from continuing operations of 289,456 GEO, including production of 11,544 gold ounces from Alumbrera, for the comparative quarter ended December 31, 2009.

By-product cash costs from continuing operations including Alumbrera averaged negative $34 per GEO and excluding Alumbrera were positive $45 per GEO in the quarter, compared with positive $38 per GEO and positive $111 per GEO, respectively, in the fourth quarter of 2009. Co-product cash costs from continuing operations including Alumbrera were $465 per GEO and excluding Alumbrera were $476 per GEO for the quarter compared with $366 per GEO and $369 per GEO, respectively, for the fourth quarter of 2009.

Copper production for the quarter ended December 31, 2010 was 39.9 million pounds from the Chapada Mine, compared with 37.0 million pounds for the fourth quarter 2009. Co-product cash costs per pound of copper were $1.20 for the quarter from the Chapada Mine versus $1.05 per pound for the fourth quarter in 2009.

Operating Mines

A summary of mine-by-mine operating results can be found on the final page of this press release.

Chapada, Brazil
Chapada produced a total of 36,965 ounces of gold in the fourth quarter compared with 42,216 ounces of gold in the fourth quarter of 2009. Planned lower gold production in the quarter, compared with the fourth quarter of 2009, was mainly due to lower ore grades, despite higher tonnage of ore mined and processed.  Production of copper from Chapada was 39.9 million pounds in the fourth quarter compared to 37.0 million pounds during the comparable period in 2009.

1
Cash costs per GEO, adjusted earnings, adjusted earnings per share, cash flows and cash flows per share, which refers here to cash flows from operations before changes in non-cash working capital and, cash flows from operations before changes in working capital per share, and gross margin are non-GAAP measures.  Reconciliations of non-GAAP measures are located on pages 7 to 14 of this press release.  Cash costs are shown on a by-product basis including Alumbrera unless otherwise noted.

2.	Silver production is reported as a gold equivalent at a ratio of 55:1.

Chapada produced 135,613 ounces of gold and 149.4 million pounds of copper for the twelve-month period ended December 31, 2010.

By-product cash costs for the quarter were negative $2,863 per GEO, compared with negative $1,468 per GEO for the same quarter of 2009.  Higher by-product cash costs credits reflect the strength of copper prices and increased copper production at Chapada.

El Peñón, Chile
El Peñón had record production of 113,800 GEO during the fourth quarter and 427,934 GEO for the year 2010.  Production for the quarter consisted of 74,785 ounces of gold and 2.1 million ounces of silver, compared with 109,979 GEO, which consisted of 62,199 ounces of gold and 2.6 million ounces of silver produced in the fourth quarter of 2009. This represents a 3.5% quarter-over-quarter increase in 2010 versus 2009 production on a GEO basis.

Higher gold production was mainly due to an increase in tonnage of ore processed, positive variation in gold grade, and higher recovery rates compared with the same quarter of 2009. Since conversion to owner-mining, dilution has decreased and feed grade has improved. This combined with increased capacity and the mining of higher grade veins including the North Block area and Bonanza has led to increased production. The decrease in silver production was primarily the result of planned lower grade and recovery rates at the mine.

Cash costs were $421 per GEO in the fourth quarter, compared with $382 per GEO in the fourth quarter in 2009. The appreciation of the Chilean Peso was the main contributing factor to the increased cash costs. The average currency exchange rate of the Chilean Peso versus the United States Dollar went up by 9% from the fourth quarter of 2009.

Jacobina, Brazil
Production at Jacobina was 33,718 ounces of gold in the fourth quarter, an increase of 36% from production of 24,866 ounces of gold in the fourth quarter of 2009. Continuous improvement in mine planning and optimization of the processing plant and milling capacity, increased development work, and an increased number of working stopes, were the contributing factors to the improved performance. Reliability of the mining plan benefited from additional infill drilling. The recovery rate at Jacobina for the fourth quarter was 94.1% compared to 90.9% for the fourth quarter of 2009.  Production for the year 2010 at Jacobina was 122,160 gold ounces compared to 110,515 in the comparable quarter in 2009, an increase of 10%.

Cash costs averaged $495 per ounce of gold for the fourth quarter compared to $597 per ounce of gold in the fourth quarter of 2009, representing a quarter-over-quarter improvement of 17%.

Gualcamayo, Argentina
Gualcamayo produced 36,239 ounces of gold in the fourth quarter compared with 59,118 ounces produced in the fourth quarter of 2009. Fourth quarter grade and recovery rate began to show improvement compared to the grade of 0.87 g/t and recovery rate of 57.8% of the third quarter.  Gold production for the year totaled 135,140 ounces compared with 98,641 commercial gold ounces in 2009.  Gualcamayo also produced 44,830 ounces of gold during the commissioning period in the first half of 2009.

1
Cash costs per GEO, adjusted earnings, adjusted earnings per share, cash flows and cash flows per share, which refers here to cash flows from operations before changes in non-cash working capital and, cash flows from operations before changes in working capital per share, and gross margin are non-GAAP measures.  Reconciliations of non-GAAP measures are located on pages 7 to 14 of this press release.  Cash costs are shown on a by-product basis including Alumbrera unless otherwise noted.

2.	Silver production is reported as a gold equivalent at a ratio of 55:1.

During the third quarter, the mine commenced an upgrade of the current plant’s capacity by increasing throughput to 1,500 tonnes per hour.  Ore was transported by truck while the conveyor belts were down, contributing to the steep rise in cash costs, which were $662 per gold ounce for the quarter compared with $290 per ounce in the fourth quarter of 2009.  Cost improvement started in January 2011, with gold ounces being produced at average cash costs of $427 per ounce.

In July 2010, a new zone was discovered during the development of the Rodado tunnel, which is intended to reach and facilitate drilling of QDD Lower West. The Company will continue its exploration drilling effort to outline the potential and the dimension of this zone in 2011. Currently, the Rodado discovery is not in the Company’s resource model.

In 2011, the Company will focus on a number of operational initiatives, including efforts in ensuring the 1,500 tonne/hour feed through the mill at a sustainable level, fleet expansion, underground development of QDD Lower West and expansion of the heap leach pad at Valle Norte. In addition, the Company will work on reducing reliance on contractors for increased cost predictability.

Minera Florida, Chile
Minera Florida produced a total of 32,048 GEO in the current quarter compared with 24,198 GEO in the fourth quarter of 2009. The 32% quarter-over-quarter increase was mainly the result of the expansion project, implementation of a change in the mining method to accommodate the completed expansion and more effectively mining in narrower veins. The throughput expansion project was completed in the first quarter of 2009. Production for the year of 2010 was 105,604 GEO compared to 91,877 GEO for 2009, an increase of 15% despite the interruption by the massive earthquake of February 27, 2010. Cash costs for the fourth quarter were $479 per GEO compared with $365 per GEO in the same quarter in 2009.

The Company’s expansion project at Minera Florida, which involves the processing of historical tailings  has advanced according to plan. Tailings re-processing is expected to add 40,000 GEO per year for five years to current production at Minera Florida beginning in early 2012.

During 2010, significant effort was spent on converting mineral resources to mineral reserves at Polvorin, Centenario, Marquis Sur, Veta Central and Rafael, underground exploration drilling at the north end of the mine and district exploration drilling at Mila.

The Company’s exploration efforts at and around the mine have resulted in the discovery of Victoria, a high grade deposit, in October 2010. Victoria and Tribuna Norte will be the focus of the Company’s exploration at Minera Florida in 2011. Exploration will continue in the areas surrounding the mine with the objective of identifying new ounces to replace mineral resources and mineral reserves. In 2011, the Company will optimize mining haulage and logistics by ore pass construction. A higher capacity power line being built by the Energy Agency will also reduce blackouts at the mine and help to improve efficiency of mine operations.

Fazenda Brasileiro, Brazil
The Fazenda Brasileiro mine produced 19,852 ounces of gold in the quarter and 70,084 ounces of gold for the year ended December 31, 2010.  This compares to 17,535 ounces of gold and 76,413 ounces of gold during the respective periods in 2009.  Cash costs for the fourth quarter and the year were $705 per ounce and $628 per ounce respectively, compared with $577 per ounce and $453 per ounce for the same periods in 2009.

The two new mineralization zones CLX2 and Lagoa do Gato, both discovered in 2009, are identified as having significant potential of high grade sources of ore for the mill. During the first half of 2010, the focus of exploration was on converting inferred mineral resources to indicated mineral resources. Both infill and extension drilling confirm the continuity of mineralization in both areas. In 2011, the Company will continue to develop the high grade reserves at CLX2, improve mine fleet cost using road trucks and focus on continuing to extend Fazenda Brasileiro’s mine life.

1
Cash costs per GEO, adjusted earnings, adjusted earnings per share, cash flows and cash flows per share, which refers here to cash flows from operations before changes in non-cash working capital and, cash flows from operations before changes in working capital per share, and gross margin are non-GAAP measures.  Reconciliations of non-GAAP measures are located on pages 7 to 14 of this press release.  Cash costs are shown on a by-product basis including Alumbrera unless otherwise noted.

2.	Silver production is reported as a gold equivalent at a ratio of 55:1.

Development Projects Update

A summary of the company’s near-term development stage projects is provided below:

	Expected Average Annual Contribution	Expected Start-date

C1 Santa Luz (i)	100,000 gold ounces	Late-2012
Mercedes	120,000 GEO	Mid-2012
Ernesto/Pau-a-Pique (i)	100,000 gold ounces	Late-2012
Pilar	120,000 gold ounces	Early-2013

(i)
In the first two full years of production at C1 Santa Luz, average annual production is expected to exceed 130,000 ounces and at Ernesto/Pau-a-Pique average annual production is expected to be approximately 120,000 ounces which would accelerate pay-back.

Yamana has four development projects which are expected to commence production throughout 2012 and 2013 as listed above.  All of our development projects are on track as planned and further information will be provided as construction advances and milestones are achieved.

Jeronimo
The Company plans to deliver its first mineral reserve estimate at Jeronimo, a project located in Chile, in which the Company holds 57.3%.  The mineral reserve estimate was based on the pre-feasibility study that was completed late in the year.  The Company intends on continuing to refine the economics of this project by evaluating various processing methods, accounting for potential by-product credits and other optimizations that could positively impact the project. The Company will also look to further consolidate ownership of the project.  The feasibility study evaluating these options will be completed at year end.

Agua Rica
The Company continues to increase the value of Agua Rica through simultaneous efforts in advancing the technical merit of the project, developing and working on strategic options including intense discussion with potential strategic partners, and continuing to progress its discussion with the local government with respect to advancing the project from the social license and permitting standpoints. These efforts will only continue to increase the value of Agua Rica.

1
Cash costs per GEO, adjusted earnings, adjusted earnings per share, cash flows and cash flows per share, which refers here to cash flows from operations before changes in non-cash working capital and, cash flows from operations before changes in working capital per share, and gross margin are non-GAAP measures.  Reconciliations of non-GAAP measures are located on pages 7 to 14 of this press release.  Cash costs are shown on a by-product basis including Alumbrera unless otherwise noted.

2.	Silver production is reported as a gold equivalent at a ratio of 55:1.

OUTLOOK AND STRATEGY

Production in 2011 is expected to be in the range of 1.04 to 1.14 million GEO, as previously disclosed.  Copper production in 2011 is targeted to be in the range of 145-160 million pounds.

Estimated cash costs for 2011 are expected to be below $250 per GEO on a by-product basis.

The Company continues to focus on exploration with a budget of approximately $85 million in 2011.  The exploration program will continue to focus on numerous new areas of mineralization discovered in 2010 and on increasing mineral reserves and mineral resources while continuing with its near-mine exploration program and its efforts to look for new opportunities such as on the ground purchases elsewhere in the Americas.

Further details of the 2010 fourth quarter and year end results can be found in the Company’s unaudited Management’s Discussion and Analysis and unaudited Consolidated Financial Statements at www.yamana.com, in the “Investors” section under “Financial and Corporate Reports”.

FOURTH QUARTER CONFERENCE CALL
A conference call and audio webcast is scheduled for February 24, 2011 at 11:00 a.m. E.T. to discuss 2010 fourth quarter and year end results.

Fourth Quarter Conference Call Information:

Toll Free (North America):	1-888-231-8191
International:	1-647-427-7450
Participant Audio Webcast:	www.yamana.com

Fourth Quarter Conference Call REPLAY:

Toll Free Replay Call (North America):	800-642-1687, Passcode:31307574
Replay Call:	416-849-0833, Passcode: 31307574

The conference call replay will be available from 2:45 p.m. ET on February 24, 2011 until 11:59 p.m. ET on March 10, 2011.

For further information on the conference call or audio webcast, please contact the Investor Relations Department or visit our website, www.yamana.com.

1
Cash costs per GEO, adjusted earnings, adjusted earnings per share, cash flows and cash flows per share, which refers here to cash flows from operations before changes in non-cash working capital and, cash flows from operations before changes in working capital per share, and gross margin are non-GAAP measures.  Reconciliations of non-GAAP measures are located on pages 7 to 14 of this press release.  Cash costs are shown on a by-product basis including Alumbrera unless otherwise noted.

2.	Silver production is reported as a gold equivalent at a ratio of 55:1.

MINE BY MINE OPERATING SUMMARY:

	Ore processed	Gold Grade g/t	Gold Recovery	Gold Equivalent Ounces Produced	Silver Ounces Produced	Cash costs per GEO(1)
Brazil
Chapada
Total 2010	19,195,578	0.35	62.3	135,613		$(2,073)
Q4, 2010	4,757,679	0.37	64.9	36,965		$(2,863)
Q3, 2010	5,246,202	0.38	63.4	40,405		$(1,856)
Q2, 2010	4,873,077	0.32	60.7	30,450		$(1,583)
Q1, 2010	4,318,621	0.34	60.0	27,794		$(1,876)
Q4, 2009	4,609,853	0.42	67.1	42,216		$(1,468)
Jacobina
Total 2010	2,158,096	1.89	93.2	122,160		$535
Q4, 2010	542,055	2.06	94.1	33,718		$495
Q3, 2010	570,799	1.95	93.8	33,637		$463
Q2, 2010	556,376	1.79	93.0	29,785		$534
Q1, 2010	488,865	1.73	91.9	25,022		$687
Q4, 2009	521,335	1.63	90.9	24,866		$597
Fazenda Brasileiro
Total 2010	1,110,204	2.22	88.6	70,084		$628
Q4, 2010	275,184	2.53	89.4	19,852		$705
Q3, 2010	279,734	2.14	89.0	17,161		$620
Q2, 2010	273,706	2.36	88.2	18,333		$559
Q1, 2010	281,579	1.84	87.3	14,738		$622
Q4, 2009	296,630	2.05	89.6	17,535		$577

Chile
El Peñón
Total 2010	1,522,366	5.74	91.2	427,934	9,427,208	$428
Q4, 2010	366,424	6.94	91.3	113,800	2,145,809	$421
Q3, 2010	396,209	5.48	90.8	105,212	2,298,731	$461
Q2, 2010	392,223	4.97	92.0	100,485	2,372,380	$449
Q1, 2010	367,509	5.64	90.4	108,437	2,610,289	$384
Q4, 2009	330,631	6.43	90.4	109,979	2,627,893	$382
Minera Florida
Total 2010	779,836	4.41	83.7	105,604	606,071	$416
Q4, 2010	214,859	4.68	84.7	32,048	234,339	$479
Q3, 2010	207,834	4.3	84.2	27,652	182,332	$425
Q2, 2010	204,512	4.27	82.0	25,274	95,249	$370
Q1, 2010	152,631	4.38	84.0	20,630	94,151	$363
Q 4, 2009	188,248	4.35	81.6	24,198	178,075	$365

Argentina
Gualcamayo
Total 2010	7,528,690	0.82	67.8	135,140	$506
Q4, 2010	1,818,571	0.89	69.5	36,239	$662
Q3, 2010	1,982,929	0.87	57.8	31,972	$480
Q2, 2010	1,940,939	0.85	70.4	37,467	$427
Q1, 2010	1,786,251	0.68	92.6	29,462	$443
Q4, 2009	1,838,012	1.14	87.6	59,118	$290

Copper Production	Ore processed (tonnes)	Copper ore grade (%)	Copper Recovery Rate(%)	Copper production	Cash costs per pound of copper
Chapada
Total 2010	19,195,578	0.41	86.5	149.4	$1.17
Q4, 2010	4,757,679	0.44	86.2	39.9	$1.20
Q3, 2010	5,246,202	0.43	86.8	42.8	$1.14
Q2, 2010	4,873,077	0.39	87.2	37.0	$1.13
Q1, 2010	4,318,621	0.36	85.5	29.7	$1.24
Q4, 2009	4,609,853	0.42	87.6	37.0	$1.05

1
Cash costs per GEO, adjusted earnings, adjusted earnings per share, cash flows and cash flows per share, which refers here to cash flows from operations before changes in non-cash working capital and, cash flows from operations before changes in working capital per share, and gross margin are non-GAAP measures.  Reconciliations of non-GAAP measures are located on pages 7 to 14 of this press release.  Cash costs are shown on a by-product basis including Alumbrera unless otherwise noted.

2.	Silver production is reported as a gold equivalent at a ratio of 55:1.

NON-GAAP MEASURES

The Company has included certain non-GAAP measures including “Co-product cash costs per gold equivalent ounce”, “Co-product cash costs per pound of copper”, “By-product cash costs per gold equivalent ounce”, “Adjusted Earnings or Loss and Adjusted Earnings or Loss per share”, “Cash flows from operations before changes in non-cash working capital” or “Cash flows from operating activities before changes in non-cash working capital” and “Gross margin” to supplement its financial statements, which are presented in accordance with Canadian GAAP.

The Company believes that these measures, together with measures determined in accordance with Canadian GAAP, provide investors with an improved ability to evaluate the underlying performance of the Company.  Non-GAAP measures do not have any standardized meaning prescribed under Canadian GAAP, and therefore they may not be comparable to similar measures employed by other companies. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with Canadian GAAP.

Co-product and By-product Cash Costs

The Company has included cash costs per GEO and cash costs per pound of copper information because it understands that certain investors use this information to determine the Company’s ability to generate earnings and cash flows for use in investing and other activities. The Company believes that conventional measures of performance prepared in accordance with Canadian GAAP do not fully illustrate the ability of its operating mines to generate cash flows. The measures are not necessarily indicative of operating profit or cash flows from operations as determined under Canadian GAAP. Cash costs per GEO are determined in accordance with the Gold Institute’s Production Cost Standard and are calculated on a co-product and by-product basis. Cash costs on a co-product basis are computed by allocating operating cash costs separately to metals (gold and copper) based on an estimated or assumed ratio.  Cash costs on a by-product basis are computed by deducting copper by-product revenues from the calculation of cash costs of production per GEO. Cash costs per GEO and per pound of copper are calculated on a weighted average basis.

Per Gold Equivalent Ounce (“GEO”)
The following tables provide a reconciliation of cost of sales per the financial statements to (i) Co-product Cash Costs per GEO, (ii) Co-product Cash Costs per lb of Copper and (iii) By-product Cash Costs per GEO:

Reconciliation of cost of sales per the financial statements to Co-product Cash Costs per GEO

GEO	In thousands of United States Dollars			United States Dollars per gold equivalent ounce
For the year ended December 31,	2010	2009	2008	2010	2009	2008

Cost of sales (i) (iii)	$631,063	$479,847	$413,635	$633	$517	$519

Adjustments:
Copper contained in concentrate related cash costs (excluding related TCRC's) (ii)	(149,070)	(118,322)	(119,156)	(150)	(127)	(149)
Treatment and refining costs (TCRC) related to Chapada gold	5,583	5,862	5,762	6	6	7
Inventory movements and adjustments	(11,781)	(18,277)	2,552	(11)	(20)	3
Commercial selling costs	(26,511)	(18,816)	(27,304)	(27)	(20)	(34)
Total GEO co-product cash costs (excluding Alumbrera)	$449,284	$330,294	$275,489	$451	$356	$346
Minera Alumbrera (12.5% interest) GEO cash costs	13,043	19,667	26,616	257	372	422
Total GEO co-product cash costs (iii)	$462,327	$349,961	$302,105	$442	$357	$352
Commercial GEO produced excluding Alumbrera	996,535	928,097	796,152
Commercial GEO produced including Alumbrera	1,047,191	980,847	859,202

1
Cash costs per GEO, adjusted earnings, adjusted earnings per share, cash flows and cash flows per share, which refers here to cash flows from operations before changes in non-cash working capital and, cash flows from operations before changes in working capital per share, and gross margin are non-GAAP measures.  Reconciliations of non-GAAP measures are located on pages 7 to 14 of this press release.  Cash costs are shown on a by-product basis including Alumbrera unless otherwise noted.

2.	Silver production is reported as a gold equivalent at a ratio of 55:1.

GEO	In thousands of United States Dollars		United States Dollars per gold equivalent ounce
For the three months ended December 31,	2010	2009	2010	2009

Cost of sales (i) (iii)	$178,341	$141,696	$654	$510

Adjustments:
Copper contained in concentrate related cash costs (excluding related TCRC's) (ii)	(39,979)	(33,025)	(147)	(120)
Treatment and refining costs (TCRC) related to Chapada gold	1,681	1,261	6	5
Inventory movements and adjustments	(2,659)	(9,404)	(10)	(34)
Commercial selling costs	(7,470)	2,217	(27)	8
Total GEO co-product cash costs (excluding Alumbrera)	$129,914	$102,745	$476	$369
Minera Alumbrera (12.5% interest) GEO cash costs	3,431	3,163	244	274
Total GEO co-product cash costs (iii)	$133,345	$105,908	$465	$366
Commercial GEO produced excluding Alumbrera	272,621	277,912
Commercial GEO produced including Alumbrera	286,683	289,456

(i)	Cost of sales includes non-cash items including the impact of the movement in inventory.
(ii)
Costs directly attributed to a specific metal are allocated to that metal.  Costs not directly attributed to a specific metal are allocated based on relative value.  As a rule of thumb, the relative value has been 70-75% copper and 30-25% gold. TCRC’s are defined as treatment and refining charges.

(iii)	Depletion, Depreciation and Amortization is excluded from both total cash costs and cost of sales from continuing operations.

1
Cash costs per GEO, adjusted earnings, adjusted earnings per share, cash flows and cash flows per share, which refers here to cash flows from operations before changes in non-cash working capital and, cash flows from operations before changes in working capital per share, and gross margin are non-GAAP measures.  Reconciliations of non-GAAP measures are located on pages 7 to 14 of this press release.  Cash costs are shown on a by-product basis including Alumbrera unless otherwise noted.

2.	Silver production is reported as a gold equivalent at a ratio of 55:1.

Reconciliation of cost of sales per the financial statements to by-product cash costs per GEO

GEO	In thousands of United States Dollars			United States Dollars per gold equivalent ounce
For the year ended December 31,	2010	2009	2008	2010	2009	2008

Cost of sales (i)	$631,063	$479,847	$413,635	$633	$517	$520

Adjustments:
Chapada treatment and refining costs related to gold and copper	31,707	30,417	29,035	32	33	36
Inventory movements and adjustments	(11,781)	(18,277)	2,649	(12)	(20)	3
Commercial selling costs	(26,511)	(18,816)	(27,304)	(27)	(20)	(34)
Chapada copper revenue including copper pricing adjustment	(500,728)	(315,324)	(340,636)	(502)	(340)	(428)
Total GEO by-product cash costs (excluding Alumbrera)	$123,750	$157,847	$77,379	$124	$170	$97
Minera Alumbrera (12.5% interest) by-product cash costs	(71,105)	(37,070)	(19,168)	(1,404)	(703)	(304)
Total GEO by-product cash costs (i)	$52,645	$120,777	$58,211	$50	$123	$68
Commercial GEO produced excluding Alumbrera	996,535	928,097	796,152
Commercial GEO produced including Alumbrera	1,047,191	980,847	859,202

GEO	In thousands of United States Dollars		United States Dollars per gold equivalent ounce
For the three months ended December 31,	2010	2009	2010	2009

Cost of sales (i)	$178,341	$141,696	$654	$509

Adjustments:
Chapada treatment and refining costs related to gold and copper	9,495	7,123	35	26
Inventory movements and adjustments	(2,659)	(9,404)	(10)	(34)
Commercial selling costs	(7,470)	2,217	(27)	8
Chapada copper revenue including copper pricing adjustment	(165,556)	(110,617)	(607)	(398)
Total GEO by-product cash costs (excluding Alumbrera)	$12,151	$31,015	$45	$111
Minera Alumbrera (12.5% interest) by-product cash costs	(21,881)	(19,983)	(1,556)	(1,731)
Total GEO by-product cash costs (i)	$(9,730)	$11,032	$(34)	$38
Commercial GEO produced excluding Alumbrera	272,621	277,912
Commercial GEO produced including Alumbrera	286,683	289,456
(i)	Depletion, Depreciation and Amortization is excluded from both total cash costs and cost of sales from continuing operations.

1
Cash costs per GEO, adjusted earnings, adjusted earnings per share, cash flows and cash flows per share, which refers here to cash flows from operations before changes in non-cash working capital and, cash flows from operations before changes in working capital per share, and gross margin are non-GAAP measures.  Reconciliations of non-GAAP measures are located on pages 7 to 14 of this press release.  Cash costs are shown on a by-product basis including Alumbrera unless otherwise noted.

2.	Silver production is reported as a gold equivalent at a ratio of 55:1.

Reconciliation of cost of sales per the financial statements to co-product cash costs per pound of copper

Copper	In thousands of United States Dollars			United States Dollars per pound of copper
For the year ended December 31,	2010	2009	2008	2010	2009	2008

Cost of sales (i) (iii)	$631,063	$479,847	$413,635	$4.22	$3.33	$2.97

Adjustments:
GEO related cash costs (excluding related TCRC's) (ii)	(443,702)	(324,433)	(269,727)	(2.97)	(2.25)	(1.94)
Treatment and refining costs (TCRC) related to Chapada copper	26,126	24,555	23,273	0.17	0.17	0.17
Inventory movements and adjustments	(11,781)	(18,277)	2,552	(0.08)	(0.13)	0.02
Commercial selling costs	(26,511)	(18,816)	(27,304)	(0.18)	(0.13)	(0.20)
Total Copper co-product cash costs (excluding Alumbrera)	$175,195	$142,876	$142,429	$1.16	$0.99	$1.02
Minera Alumbrera (12.5% interest) Copper cash costs	50,017	59,308	72,682	1.29	1.50	1.68
Total Copper co-product cash costs (iii)	$225,212	$202,184	$215,111	$1.20	$1.10	$1.17
Copper produced excluding Alumbrera (millions of lbs)	149.4	144.0	139.3
Copper produced including Alumbrera (millions of lbs)	188.1	183.4	182.5

Copper	In thousands of United States Dollars		United States Dollars per pound of copper
For the three months ended December 31,	2010	2009	2010	2009

Cost of sales (i) (iii)	$178,341	$141,696	$4.47	$3.83

Adjustments:
GEO related cash costs (excluding related TCRC's) (ii)	(128,232)	(101,484)	(3.21)	(2.75)
Treatment and refining costs (TCRC) related to Chapada copper	7,814	5,862	0.20	0.16
Inventory movements and adjustments	(2,659)	(9,404)	(0.07)	(0.25)
Commercial selling costs	(7,470)	2,217	(0.19)	0.06
Total Copper co-product cash costs (excluding Alumbrera)	$47,794	$38,887	$1.20	$1.05
Minera Alumbrera (12.5% interest) Copper cash costs	12,654	13,246	1.37	1.23
Total Copper co-product cash costs (iii)	$60,448	$52,133	$1.23	$1.09
Copper produced excluding Alumbrera (millions of lbs)	39.9	37.0
Copper produced including Alumbrera (millions of lbs)	49.2	47.8
(i)	Cost of sales includes non-cash items including the impact of the movement in inventory.
(ii)
Costs directly attributed to a specific metal are allocated to that metal.  Costs not directly attributed to a specific metal are allocated based on relative value.  As a rule of thumb, the relative value has been 70-75% copper and 30-25% gold.  TCRC’s are defined as treatment and refining charges.

(iii)	Depletion, Depreciation and Amortization is excluded from both total cash costs and cost of sales from continuing operations.

Adjusted Earnings or Loss and Adjusted Earnings or Loss per share
The Company uses the financial measures “Adjusted Earnings or Loss” and “Adjusted Earnings or Loss per share” to supplement information in its consolidated financial statements. The Company believes that in addition to conventional measures prepared in accordance with GAAP, the Company and certain investors and analysts use this information to evaluate the Company’s performance. The presentation of adjusted measures are not meant to be a substitute for net earnings or loss or net earnings or loss per share presented in accordance with GAAP, but rather should be evaluated in conjunction with such GAAP measures. Adjusted Earnings or Loss and Adjusted Earnings or Loss per share are calculated as net earnings excluding (a) stock-based compensation, (b) foreign exchange (gains) losses, (c) unrealized (gains) losses on commodity derivatives, (d) impairment losses, (e) future income tax expense (recovery) on the translation of foreign currency inter-corporate debt, (f) write-down of investments and other assets and any other non-recurring adjustments. Non-recurring adjustments from unusual events or circumstances, such as the unprecedented volatility of copper prices in the fourth quarter of 2008, are reviewed from time to time based on materiality and the nature of the event or circumstance. Earnings adjustments reflect both continuing and discontinued operations.

The terms “Adjusted Earnings (Loss)” and “Adjusted Earnings (Loss) per share” do not have a standardized meaning prescribed by Canadian GAAP, and therefore the Company’s definitions are unlikely to be comparable to similar measures presented by other companies. Management believes that the presentation of Adjusted Earnings or Loss and Adjusted Earnings or Loss per share provide useful information to investors because they exclude non-cash and other charges and are a better indication of the Company’s profitability from operations. The items excluded from the computation of Adjusted Earnings or Loss and Adjusted Earnings or Loss per share, which are otherwise included in the determination of net earnings or loss and net earnings or loss per share prepared in accordance with Canadian GAAP, are items that the Company does not consider to be meaningful in evaluating the Company’s past financial performance or the future prospects and may hinder a comparison of its period-to-period profitability.  A reconciliation of Adjusted earnings to net earnings is shown below.

1
Cash costs per GEO, adjusted earnings, adjusted earnings per share, cash flows and cash flows per share, which refers here to cash flows from operations before changes in non-cash working capital and, cash flows from operations before changes in working capital per share, and gross margin are non-GAAP measures.  Reconciliations of non-GAAP measures are located on pages 7 to 14 of this press release.  Cash costs are shown on a by-product basis including Alumbrera unless otherwise noted.

2.	Silver production is reported as a gold equivalent at a ratio of 55:1.

(In thousands of United States Dollars)	Fourth Quarter 2010	Fourth Quarter 2009	2010	2009

Net earnings	160,433	$36,175	451,444	$192,631

Earnings Adjustments (i):
Non-cash unrealized foreign exchange losses (gains)	3,974	20,314	(32,614)	(36,672)
Non-cash unrealized losses (gains) on derivatives	506	9,666	(1,948)	112,519
Non-recurring future income tax adjustments	-	15,234	3,173	35,826
Write off of mineral interests and other assets	4,272	8,301	10,017	8,301
Stock-based and other compensation	3,339	15,380	19,571	23,275
Future income tax expense on transaction of intercompany debt	1,751	1,613	3,680	51,578
Adjusted Earnings before income tax effects	174,275	106,683	453,323	387,458
Income tax effect of adjustments	(975)	(5,820)	(2,132)	(41,327)
Adjusted Earnings (i)	173,300	$100,863	451,191	346,131

Basic earnings per share from continuing operations	0.22	0.05	0.59	$0.29
Basic earnings per share	0.22	0.05	0.61	$0.26
Adjusted Earnings per share (i)	0.23	0.14	0.61	$0.47

(i)
A cautionary note regarding non-GAAP measures is included above on Page 9 of this press release on Adjusted Earnings and its definition. Adjusted Earnings or Loss and Adjusted Earnings or Loss per share are calculated as net earnings excluding (a) stock-based compensation, (b) foreign exchange (gains) losses, (c) unrealized (gains) losses on commodity derivative, (d) impairment losses, (e) future income tax expense (recovery) on the translation of foreign currency inter-corporate debt, (f) write-down of investments and other assets and any other non-recurring adjustments. Non-recurring adjustments from unusual events or circumstances are reviewed from time to time based on materiality and the nature of the event or circumstance. Earnings adjustments reflect both continuing and discontinued operations.

1
Cash costs per GEO, adjusted earnings, adjusted earnings per share, cash flows and cash flows per share, which refers here to cash flows from operations before changes in non-cash working capital and, cash flows from operations before changes in working capital per share, and gross margin are non-GAAP measures.  Reconciliations of non-GAAP measures are located on pages 7 to 14 of this press release.  Cash costs are shown on a by-product basis including Alumbrera unless otherwise noted.

2.	Silver production is reported as a gold equivalent at a ratio of 55:1.

Cash Flows From Operations Before Changes in Non-Cash Working Capital

The Company uses the financial measure “cash flows from operations before changes in non-cash working capital” or “cash flows from operating activities before changes in non-cash working capital” to supplement its consolidated financial statements. The presentation of cash flows from operations before changes in non-cash working capital is not meant to be a substitute for cash flows from operations or cash flows from operating activities presented in accordance with Canadian GAAP, but rather should be evaluated in conjunction with such Canadian GAAP measures. Cash flows from operations before changes in non-cash working capital excludes the non-cash movement from period-to-period in working capital items including accounts receivable, advances and deposits, inventory, accounts payable and accrued liabilities.

The terms “cash flows from operations before changes in non-cash working capital” or “cash flows from operating activities before changes in non-cash working capital” do not have a standardized meaning prescribed by Canadian GAAP, and therefore the Company’s definitions are unlikely to be comparable to similar measures presented by other companies. The Company’s management believes that the presentation of cash flows from operations before changes in non-cash working capital provides useful information to investors because it excludes the non-cash movement in working capital items and is a better indication of the Company’s cash flows from operations and considered to be meaningful in evaluating the Company’s past financial performance or the future prospects. The Company believes that conventional measure of performance prepared in accordance with Canadian GAAP does not fully illustrate the ability of its operating mines to generate cash flows.

The following table provides a reconciliation of cash flows from operating activities of continuing operations before changes in non-cash working capital:

	Year ended			Three months ended
	December 31	December 31	December 31	December 31	December 31
	2010	2009	2008	2010	2009

Cash flows from operating activities of continuing operations	$613,056	$528,026	$237,414	$236,893	$211,206

Adjustments:
Net change in non-cash working capital	133,661	(32,407)	173,786	28,623	(55,981)

Cash flows from operating activities of continuing operations before changes in non-cash working capital	$746,717	$495,619	$411,200	$265,516	$155,225

About Yamana

Yamana is a Canadian-based gold producer with significant gold production, gold development stage properties, exploration properties, and land positions in Brazil, Argentina, Chile, Mexico and Colombia. Yamana plans to continue to build on this base through existing operating mine expansions, throughput increases, development of new mines, the advancement of its exploration properties and by targeting other gold consolidation opportunities with a primary focus in the Americas.

1
Cash costs per GEO, adjusted earnings, adjusted earnings per share, cash flows and cash flows per share, which refers here to cash flows from operations before changes in non-cash working capital and, cash flows from operations before changes in working capital per share, and gross margin are non-GAAP measures.  Reconciliations of non-GAAP measures are located on pages 7 to 14 of this press release.  Cash costs are shown on a by-product basis including Alumbrera unless otherwise noted.

2.	Silver production is reported as a gold equivalent at a ratio of 55:1.

FOR FURTHER INFORMATION PLEASE CONTACT:

Lisa Doddridge
Vice President, Corporate Communications and Investor Relations
(416) 815-0220
Email:  investor@yamana.com

or

Linda Armstrong
Director, Investor Relations
(416) 815-0220
Email: investor@yamana.com
www.yamana.com

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS: This news release contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation.  Except for statements of historical fact relating to the Company, information contained herein constitutes forward-looking statements, including any information as to the Company’s strategy, plans or future financial or operating performance.  Forward-looking statements are characterized by words such as “plan,” “expect”, “budget”, “target”, “project”, “intend,” “believe”, “anticipate”, “estimate” and other similar words, or statements that certain events or conditions “may” or “will” occur.  Forward-looking statements are based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made, and are inherently subject to a variety of risks and uncertainties and other known and unknown factors that could cause actual events or results to differ materially from those projected in the forward-looking statements.  These factors include the Company’s expectations in connection with the projects and exploration programs discussed herein being met, the impact of general business and economic conditions, global liquidity and credit availability on the timing of cash flows and the values of assets and liabilities based on projected future conditions, fluctuating metal prices (such as gold, copper, silver and zinc), currency exchange rates (such as the Brazilian Real, the Chilean Peso and the Argentine Peso versus the United States Dollar), possible variations in ore grade or recovery rates, changes in the Company’s hedging program, changes in accounting policies, changes in the Company’s corporate mineral resources, risk related to non-core mine dispositions, changes in project parametres as plans continue to be refined, changes in project development,  construction, production and commissioning time frames, risk related to joint venture operations, the possibility of project cost overruns or unanticipated costs and expenses, higher prices for fuel, steel, power, labour and other consumables contributing to higher costs and general risks of the mining industry, failure of plant, equipment or processes to operate as anticipated, unexpected changes in mine life, final pricing for concentrate sales, unanticipated results of future studies, seasonality and unanticipated weather changes, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims, limitations on insurance coverage and timing and possible outcome of pending litigation and labour disputes, as well as those risk factors discussed or referred to in the Company’s annual Management’s Discussion and Analysis and Annual Information Form for the year ended December 31, 2009 filed with the securities regulatory authorities in all provinces of Canada and available at www.sedar.com, and the Company’s Annual Report on Form 40-F filed with the United States Securities and Exchange Commission.  Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended.  There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  The Company undertakes no obligation to update forward-looking statements if circumstances or management’s estimates, assumptions or opinions should change, except as required by applicable law.  The reader is cautioned not to place undue reliance on forward-looking statements. The forward-looking information contained herein is presented for the purpose of assisting investors in understanding the Company’s expected financial and operational performance and results as at and for the periods ended on the dates presented in the Company’s plans and objectives and may not be appropriate for other purposes.

1
Cash costs per GEO, adjusted earnings, adjusted earnings per share, cash flows and cash flows per share, which refers here to cash flows from operations before changes in non-cash working capital and, cash flows from operations before changes in working capital per share, and gross margin are non-GAAP measures.  Reconciliations of non-GAAP measures are located on pages 7 to 14 of this press release.  Cash costs are shown on a by-product basis including Alumbrera unless otherwise noted.

2.	Silver production is reported as a gold equivalent at a ratio of 55:1.